Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
UNITED TECHNOLOGIES CORPORATION,
CHARLOTTE LUCAS CORPORATION
and
GOODRICH CORPORATION
dated as of
September 21, 2011

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INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	30
Action	52
Affiliates	52
Agreement	Preamble
Anti-Bribery and Export/Import Laws	14
Antitrust Laws	36
Book-Entry Shares	3
Business Day	52
Certificate of Merger	1
Certificates	3
Change of Recommendation	32
Closing	1
Closing Date	1
Code	52
Company	Preamble
Company Adverse Recommendation Change	31
Company Board	8
Company Common Stock	9
Company Disclosure Letter	7
Company Employees	39
Company Financial Statements	11
Company Permits	14
Company Plan	16
Company Recommendation	8
Company SEC Documents	11
Company Series Preferred Stock	9
Company Stock Plans	52
Company Superior Proposal	52
Company Takeover Proposal	53
Confidentiality Agreement	22
Contract	53
Covered Employees	17
D&O Insurance	38
Deferred Compensation Plans	6
Deferred Payment	6
Effective Time	2
Encumbrance	53
Environmental Laws	53
Environmental Permits	53
ERISA	16
ERISA Affiliate	53
ESPP	7
Exchange Act	9
Financing Commitment	25

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Page
GAAP	11
Governmental Entity	9
HSR Act	9
Indebtedness	53
Indemnified Parties	38
Intellectual Property Rights	54
Intervening Event	54
IRS	54
Knowledge	54
Law	54
Leased Real Property	54
Material Adverse Effect	54
Material Contract	16
Materials of Environmental Concern	55
Merger	1
Merger Consideration	3
Merger Sub	Preamble
Multiemployer Plan	17
New Plans	40
Non-U.S. Plan	17
NYBCL	1
Old Plans	40
Option	6
Option Cash Payment	6
Order	55
Outside Date	45
Owned Real Property	55
Parent	Preamble
Parent Disclosure Letter	22
Paying Agent	3
Payment Fund	4
Permitted Encumbrances	55
Person	56
Proxy Statement	16
Redacted Fee Letter	56
Representatives	29
Restraints	43
Rights	10
SEC	56
Second Phase Information Request	36
Second Request	35
Securities Act	9
Share Unit	6
Share Unit Payment	6
Shareholder Approval	8
Shares	Recitals
Site	56

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Page
SOX	11
Special Meeting	33
Subsidiary	56
Surviving Corporation	1
Tax or Taxes	56
Tax Return or Tax Returns	57
Termination Fee	47
Transactions	5
Unacceptable Condition	37
willful and material breach	46

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COMPANY DISCLOSURE LETTER

Section 3.3(b)	No Violations
Section 3.4(a)	Capitalization
Section 3.4(b)	Subsidiaries
Section 3.8	Compliance with Laws and Orders
Section 3.9(a)	Material Contracts
Section 3.11	Litigation
Section 3.12	Employee Compensation and Benefit Plans; ERISA
Section 3.12(f)	Executive Compensation
Section 3.13	Properties
Section 3.14(c)	Intellectual Property
Section 3.15	Environmental Laws
Section 3.16	Taxes
Section 5.1	Interim Operations of the Company
Section 6.9(a)	Severance Benefits
Section 6.9(c)	Certain Actions
PARENT DISCLOSURE LETTER

Section 4.4	Ownership of Company Stock

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AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 21, 2011, by and among United Technologies Corporation, a Delaware corporation (“Parent”), Charlotte Lucas Corporation, a New York corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Goodrich Corporation, a New York corporation (the “Company”).
RECITALS
          WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable and in the best interests of their respective shareholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Company Common Stock (such issued and outstanding shares of the Company Common Stock, collectively, the “Shares”), other than Shares owned by Parent, Merger Sub, or any wholly owned Subsidiary of Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company, and any shares of Company Common Stock held in the treasury of the Company, will be converted into the right to receive the Merger Consideration.
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Business Corporation Law of the State of New York (the “NYBCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation.”
     Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on the third Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VII, at the offices of Jones Day, North Point, 901 Lakeside Avenue, Cleveland, Ohio 44114, unless another date or place is agreed to in writing by the parties to this Agreement (the date of the Closing being the “Closing Date”).
     Section 1.3 Effective Time. The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Department of State of the State of New York, in such form as required by, and executed in accordance with, the relevant provisions of the NYBCL (the date and time of the filing of the Certificate of Merger with the Department of State of the State of New York, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing, being the “Effective Time”).
     Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in the Section 906 of the NYBCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     Section 1.5 Restated Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the Restated Certificate of Incorporation and By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and by-laws of Merger Sub, and as so amended shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 6.7 hereof).
     Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.
     Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
     Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Shares or securities of Parent or Merger Sub:
          (a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b)(i) and other than any Shares to be converted into shares of the Surviving Corporation pursuant to Section 2.1(b)(ii))) will be cancelled and extinguished and be converted into the right to receive $127.50 in cash, without interest, payable to the holder of each Share (the “Merger Consideration”) upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest.
          (b) (i) Each share held in the treasury of the Company and each Share owned directly by Parent or Merger Sub immediately before the Effective Time will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares.
          (ii) Each Share held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or any direct or indirect wholly owned Subsidiary of Merger Sub immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $5.00 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.
          (c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
     Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.
          (a) Prior to the Effective Time, Parent will designate a national bank or trust company, that is reasonably satisfactory to the Company, to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) to receive the funds necessary to make the payments contemplated by Section 2.1(a). Promptly after the Effective Time and in any event not later than two Business Days following the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, in trust with the Paying Agent in a separate account for the benefit of holders of Shares (the “Payment Fund”) the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a). If for any reason the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.
          (b) (i) As soon as reasonably practicable after the Effective Time, and in any event within five Business Days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter until the first anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a duly completed and validly executed letter of transmittal and the surrender of Certificates or Book-Entry Shares on or before the first anniversary of the Effective Time, Merger Sub shall cause the Paying Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Certificates or Book-Entry Shares. Until so surrendered, Certificates or Book-Entry Shares (other than Shares held by Parent, Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub), direct or indirect wholly owned Subsidiary of the Company or direct or indirect wholly owned Subsidiary of Merger Sub, and Shares held in the treasury of the Company) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates or Book-Entry Shares.
          (ii) If payment of all or any portion of the Merger Consideration in respect of cancelled Shares is to be made to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment that the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates surrendered or shall have established to the satisfaction of the Paying Agent that such Tax is not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions, in each case with a record date prior to the Effective Time, that have been declared or made by the Company on such Shares in accordance with the terms of this Agreement, but that have not been paid on such Shares.

          (c) At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Shares held by Parent, Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub), direct or indirect wholly owned Subsidiary of the Company or direct or indirect wholly owned Subsidiary of Merger Sub, and Shares held in the treasury of the Company) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.
          (d) Promptly following the date which is one year after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any cash, including any interest received with respect to such cash, and any Certificates or other documents, in its possession relating to the transactions contemplated by this Agreement (the “Transactions”), which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, any other Subsidiary of Parent or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.
          (e) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from amounts payable under this Agreement, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
          (f) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation, as the case may be, may direct as indemnity against any Action that may be made against it with respect to such Certificate, the Paying Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificates as contemplated by this Article II.

     Section 2.3 Treatment of Company Stock Plans.
          (a) Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made promptly (and in any event within 15 Business Days) following the Effective Time.
          (b) Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) (A) in the case of Share Units subject to performance-based vesting conditions, the number of Share Units determined under the applicable award agreement, and (B) in the case of Share Units subject to time-based vesting conditions, the total number of shares of Company Common Stock underlying such Share Units, and (ii) the Merger Consideration, less any required withholding Taxes (the “Share Unit Payment”). As of the Effective Time each holder of a Share Unit shall cease to have any rights with respect thereto, except the right to receive the Share Unit Payment. The Share Unit Payment shall be made promptly (and in any case within 15 Business Days) following the Effective Time; provided, however, in the event that such payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award document.
          (c) All account balances (whether or not vested) under any Company Plan (other than a Company Stock Plan) that provides for the deferral of compensation and represents amounts notionally invested in a number of shares of Company Common Stock or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”), shall be adjusted and converted into a right of the holder to receive an amount in cash equal to the product of (i) the number of shares of Company Common Stock previously deemed invested under or otherwise referenced by such account and (ii) the Merger Consideration, less any required withholding Taxes (the “Deferred Payment”), and shall cease to represent a right to receive a number of shares of Company Common Stock or cash equal to or based on the value of a number of Shares. The Deferred Payment shall be made promptly (and in any event within 15 Business Days) following the Effective Time; provided, however, in the event that such payment would cause additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Deferred Payment, the Deferred Payment shall instead be made at the time specified in the applicable Deferred Compensation Plan and related plan documents.

          (d) With respect to the Company’s 2008 Global Employee Stock Purchase Plan (the “ESPP”), (i) no new offering period shall commence after the date of this Agreement and, to the extent not already provided for under the terms of the ESPP as of the date of this Agreement, no employees shall be permitted to begin participating in the ESPP, and no participants shall be permitted to increase elective deferrals in respect of the current offering period under the ESPP, in each case after the date of this Agreement; (ii) any offering period under the ESPP that is in effect immediately prior to the date of this Agreement shall terminate at the closing of the offering period between the date of this Agreement and the Effective Time, and amounts credited to the accounts of participants shall be used to purchase Shares in accordance with the terms of the ESPP; and (iii) such Shares shall be treated as other outstanding Shares in accordance with Section 2.1. For the avoidance of doubt, each fractional Share held by any participant under the ESPP will be cancelled and extinguished at the Effective Time, and be converted into the right to receive a commensurate fractional portion of the Merger Consideration in cash, without interest, payable to the holder of each such fractional Share.
          (e) Prior to the Effective Time, the Company shall take all such lawful action as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.
     Section 2.4 No Appraisal Rights. In accordance with Section 910 of the NYBCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.
     Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be appropriately adjusted to provide Parent and the holders of Shares the same economic benefit as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the letter from the Company, dated the date hereof, addressed to Parent and Merger Sub (the “Company Disclosure Letter”) or in the Company SEC Documents filed and publicly available after January 1, 2011 and prior to the date of this Agreement (excluding any forward-looking statements, risk factors and other similar statements in such Company SEC Documents that are cautionary, nonspecific or predictive in nature), the Company represents and warrants to Parent and Merger Sub as follows:

     Section 3.1 Organization.
          (a) Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except, with respect to the Company’s Subsidiaries that are not Significant Subsidiaries (as such term is defined in Rule 12b-2 under the Exchange Act), where the failure to be so organized, existing and in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) The Company and each of its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.2 Authorization; Validity of Agreement; Company Action.
          (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except that the consummation of the Merger requires the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief.
          (b) Assuming the accuracy of the representation and warranty in Section 4.4, the affirmative vote of the holders of two-thirds of the outstanding Shares to adopt this Agreement (the “Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.
          (c) At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s shareholders and declared this Agreement advisable, (ii) approved and adopted this Agreement and the Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders and (iv) resolved (subject to Section 5.2(d) and Section 5.2(e)) to recommend to the Company’s shareholders that they adopt this Agreement (such recommendation, the “Company Recommendation”).

     Section 3.3 Consents and Approvals; No Violations.
          (a) Except for (i) the filing with the SEC of the preliminary proxy statement and the Proxy Statement, (ii) the filing of the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, (iii) the Shareholder Approval and (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act of 1933, as amended (the “Securities Act”), (C) the rules and regulations of the New York Stock Exchange and (D) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any federal, state, local, domestic, foreign or supranational court, administrative or regulatory agency or commission or other federal, state, local, domestic, foreign or supranational governmental authority or instrumentality (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Except as set forth in Section 3.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, and compliance by the Company with any of the terms or provisions hereof, do not and will not (i) contravene or conflict with or violate any provision of the Company’s Restated Certificate of Incorporation or its By-Laws or any of the similar organizational documents of any of its Subsidiaries, (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, contravene, conflict with or violate any Order or Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract binding upon the Company or any of its Subsidiaries, or by which they or any of their respective properties or assets may be bound or affected, or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.
     Section 3.4 Capitalization.
          (a) The authorized capital stock of the Company consists of 10,000,000 shares of Series Preferred Stock, par value $1.00 per share (the “Company Series Preferred Stock”), and 200,000,000 shares of Common Stock, par value $5.00 per share (the “Company Common Stock”). As of September 19, 2011, (i) no shares of Company Series Preferred Stock are issued and outstanding, (ii) 125,161,338 shares of Company Common Stock are issued and outstanding, (iii) 24,421,920 shares of Company Common Stock are held in the treasury of the Company, (iv)

9,012,104 shares of Company Common Stock are reserved for issuance under the Company Stock Plans in respect of outstanding and future awards, (v) 3,338,074 shares of Company Common Stock are issuable upon the exercise of outstanding Options at a weighted average exercise price of $60.20, (vi) 1,747,388 shares of Company Common Stock are issuable upon the vesting of outstanding restricted stock units and (vii) no shares of Company Common Stock are issuable upon the vesting of outstanding performance units, assuming achievement of performance goals of the maximum level of performance at the end of the applicable performance period. As of September 19, 2011, 840,340 performance vesting Share Unit awards representing a right to receive a cash payment based on the value of Company Common Stock are outstanding and unsettled, assuming achievement of the maximum level of performance at the end of the applicable performance period. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options or lapse of restrictions with respect to Share Units will be, when issued in accordance with the terms of the Options or the Share Units, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 3.4(a), and for issuances of Company Common Stock resulting from the exercise of Options outstanding as of September 19, 2011, there are no (A) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (B) existing options, warrants, calls, preemptive rights, subscription or other rights, instruments, agreements, arrangements or commitments of any character, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in the Company or any of its Subsidiaries or any securities or instruments convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, instrument, agreement, arrangement or commitment, (C) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interest or voting securities of the Company or of any of its Subsidiaries or (D) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock or the capital stock or other equity interest or voting securities of the Company or of any of its Subsidiaries on a deferred basis, or rights to purchase or receive Company Common Stock or such other capital stock or equity interest or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (A) through (D) of or with respect to any Person, collectively, “Rights”). Except as set forth in Section 3.4(a) of the Company Disclosure Letter, no Subsidiary of the Company owns any shares of capital stock of the Company.
          (b) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of any Encumbrances. Section 3.4(b) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Rights in any other Person that is not a Subsidiary of the Company.

          (c) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.
          (d) There have been no re-pricings of any Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years. None of the Options or Share Units (i) have been granted since September 19, 2011, except as would be permitted by Section 5.1 if granted during the period from the date of this Agreement through the Effective Time, or (ii) have been granted in contemplation of the Merger or the transactions contemplated in this Agreement. None of the Options was granted with an exercise price below the average of high and low price of Company Common Stock on the New York Stock Exchange on the date of grant. All grants of Options and Share Units were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with United States generally accepted accounting principles (“GAAP”), and no such grants of Options involved any “back dating,” “forward dating” or similar practices.
     Section 3.5 SEC Reports and Financial Statements.
          (a) The Company has filed with or furnished to the SEC (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2008, 2009 and 2010, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2010, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2010, and (iv) all other forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2011, under the Exchange Act or the Securities Act (clauses (i) through and including (iv), collectively, the “Company SEC Documents”). As of its respective date, and, if amended, as of the date of the last such amendment, each Company SEC Document, including any financial statements or schedules included therein, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since December 31, 2008, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2011 has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (including the related notes and schedules) (the “Company Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (y) has been prepared in accordance with GAAP, in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.
          (b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents or the Company Financial Statements, or (ii) any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.
          (c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since December 31, 2008, neither the Company nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
          (d) There are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings filed by the Company with the SEC. To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.
          (e) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act, and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by the Company to Parent prior to the date hereof. Since December 31, 2008, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.
          (f) Since December 31, 2008 through the date of this Agreement, to the Knowledge of the Company (i) neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2008, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2008, by the Company or any of its officers, directors, employees or agents.
     Section 3.6 Absence of Certain Changes. From January 1, 2011 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (b) there has not been (i) any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (ii) to the Knowledge of the Company, any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clause (v), (vi), (vii), (viii), (ix) or (xii) of Section 5.1.
     Section 3.7 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred under this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.8 Compliance with Laws and Orders.

          (a) The Company and each of its Subsidiaries is and, since December 31, 2008, has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Without limiting the other provisions of this Section 3.8, to the Knowledge of the Company, the Company and its Subsidiaries are, and since December 31, 2008 have been, in compliance in all material respects with all statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), as amended, the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other international anti-bribery conventions, the Arms Export Control Act (22 U.S.C. §§ 2778), as amended, the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), as amended, the Export Administration Act of 1979, as amended (50 U.S.C. §§ 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), as amended, the Foreign Assets Control Regulations (31 CFR Parts 500-598), as amended, the Laws and Orders administered by Customs and Border Protection (19 CFR Parts 1-199), and all other anti-corruption, bribery, export, import, re-export, anti-boycott, embargo and similar Laws and Orders (including any applicable written standards, requirements, directives or policies of any Governmental Entity) (the “Anti-Bribery and Export/Import Laws”) in jurisdictions in which the Company and its Subsidiaries have operated or currently operate. Since December 31, 2008, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any communication from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery and Export/Import Laws.
          (c) Since December 31, 2008, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Bribery and Export/Import Law.
     Section 3.9 Material Contracts.
          (a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, as of the date of this Agreement, neither of the Company nor any of its Subsidiaries is a party to or bound by (and none of their respective assets are bound by) any: (i) Contract (other than this Agreement) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness for borrowed money or Contract providing for or guaranteeing indebtedness for borrowed money in excess of $15,000,000; (iii) Contract (other than this Agreement) for the sale of any of its assets after the date hereof (other than sales of inventory in the ordinary course of business); (iv) Contract that contains a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (v) settlement agreement or similar Contract with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case, which is material to the Company or material to the Company’s Subsidiaries, taken as a whole; (vi) Contract providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries; (vii) to the Knowledge of the Company, any collective bargaining agreement, or any other Contract (including any union “work rule” or “practice”) with any labor union, labor organization or works council; (viii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $20,000,000; (ix) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person contained in such Contract would not reasonably be expected to exceed a maximum of $25,000,000; (x) any Contract that limits or purports to limit the ability of the Company or any Subsidiary or Affiliate of the Company (including, following the Merger, Parent or any of its Affiliates) to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time; (xi) to the Knowledge of the Company, any license, royalty Contract or other Contract with respect to Intellectual Property Rights (other than generally commercially available, “off-the-shelf” software programs) which license, royalty Contract or other Contract, or which Intellectual Property, is material to the Company and its Subsidiaries, taken as a whole; (xii) (A) any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other Person, or (B) any collaboration, participation, off-set or similar Contract which, in the case of this clause (B), is material to the Company and its Subsidiaries, taken as a whole; (xiii) to the Knowledge of the Company, any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights, (B) grants to any third Person any guaranteed availability of supply or services for a period greater than 12 months, and, in each case, requires aggregate payments to the Company or any of its Subsidiaries in excess of $25,000,000 per annum, (C) grants to any third Person any “most favored nation” rights and requires aggregate payments to the Company or any of its Subsidiaries in excess of $25,000,000 per annum or (D) grants to any third Person price guarantees for a period greater than 12 months and requires aggregate payments to the Company or any of its Subsidiaries in excess of $25,000,000 per annum; (xiv) any Contract, other than a Company Plan, which requires payments by or to the Company or any of its Subsidiaries in excess of $5,000,000 per annum containing “change of control” or similar provisions; (xv) to the Knowledge of the Company, any material sole source supply Contracts; (xvi) any other Contract (other than this Agreement, purchase orders for the purchase of inventory in the ordinary course of business consistent with past practice or Contracts between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $50,000,000 per annum or $500,000,000 during the life of the Contract; or (xvii) any Contract the termination or breach of which, or the failure to obtain consent in connection with the Transactions in respect of which, would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Contract described in clauses (i)-(xvii) is referred to herein as a “Material Contract.”
          (b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, (iii) the Company and its Subsidiaries have performed all respective obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder and (iv) neither the Company nor any of its Subsidiaries has received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.
     Section 3.10 Information in Proxy Statement. The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s shareholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.
     Section 3.11 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Entity, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any Order which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.12 Employee Compensation and Benefit Plans; ERISA.
          (a) As used herein, the term “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any present or future liability. The Company has provided to Parent with respect to each material Company Plan: (A) a copy of the plan document; (B) the most recent annual report on Form 5500; (C) the most recent actuarial report; (D) the most recent summary plan description; and (E) the most recent IRS determination letter or opinion letter issued with respect to any plan intended to be qualified under Section 401(a) or 401(k) of the Code.
          (b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Plan has been established and maintained in compliance with its terms and is in compliance with all applicable Laws, including ERISA and the Code, and there are no Actions pending or, to the Knowledge of the Company, threatened with respect to any Company Plan. Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or exemption.
          (c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any ERISA Affiliate has incurred a liability under Title IV of ERISA that has not been satisfied in full, (ii) no condition exists that could subject the Company or any of its ERISA Affiliates to any such liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976 or 4980B of the Code or other liability with respect to the Company Plans, (iii) all contributions required to be made under the terms of any Company Plan have been timely made, (iv) with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (A) the Company and its ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, and (B) no such Company Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA and (v) neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA.
          (d) Except as has not had and would not reasonably expect to have, individually or in the aggregate, a Material Adverse Effect, (A) each Company Plan that is maintained primarily for the benefit of Covered Employees based outside of the United States (a “Non-U.S. Plan”) (x) if it is intended to qualify for special tax treatment, meets all requirements for such treatment, and (y) has been operated in accordance, and is in compliance, in all material respects, with its terms and all applicable Laws; and (B) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company or Subsidiary of the Company.

          (e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws in respect of employment, employment practices, labor, terms and conditions of employment and wages and hours, (ii) there is no (A) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or (B) lockout, strike, slowdown, work stoppage or, to the Knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its Subsidiaries, and (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement, or any other contract (including any union “work rule” or “practice”) with any labor union, labor organization or works council, no demand for recognition of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any labor union, labor organization or works council in the past two years, and no petition has been filed or proceeding been instituted by any employee or group of employees of the Company or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two years.
          (f) Except as set forth in Section 3.12(f)(i) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee or officer or director of the Company or any of its Subsidiaries to any retirement, severance, unemployment compensation or any other payment or enhanced or accelerated benefit (including any lapse of repurchase rights or obligations with respect to any Company Stock Plans or other benefit under any compensation plan or arrangement of the Company), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. Except as set forth in Section 3.12(f)(ii) of the Company Disclosure Letter, no Company Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code, or otherwise. The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any “rabbi” or similar trust pursuant to any Company Plan.
     Section 3.13 Properties.
          (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business. Other than as listed in Section 3.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material portion thereof.

          (b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.
          (c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.
     Section 3.14 Intellectual Property.
          (a) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company or one of its Subsidiaries owns all right, title, and interest in, or has the right to use, pursuant to a license, sublicense or similar Contract, in each case, free and clear of all Encumbrances except Permitted Encumbrances, all Intellectual Property Rights required to operate, or used in, the Company’s business as presently conducted, and (ii) (x) there is no pending, nor to the Knowledge of the Company, threatened, Action alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by the Company or its Subsidiaries, (y) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate, interfere with or infringe upon the Intellectual Property Rights of any other Person, and neither the Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such violation, misappropriation, interference or infringement is or may be occurring or has or may have occurred, and (z) to the Knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any Intellectual Property Rights owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries.
          (b) No Intellectual Property Rights of the businesses of the Company or any of its Subsidiaries are subject to any outstanding Order restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries, nor is any Action pending or, to the Knowledge of the Company, threatened that challenges the Company’s or any of its Subsidiaries’ rights in, or the validity of, any Intellectual Property Right owned or used by the Company or its Subsidiaries, except where any Order or pending or threatened Action has not been and would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
          (c) Except as has not been and would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all Intellectual Property Rights owned by the Company and its Subsidiaries that is registered, applied for, filed or recorded with any Governmental Entity (and with respect to domain names, any material domain names registered with any registrar or similar entity), including any pending applications to register any of the foregoing, is subsisting and valid and enforceable and, except as set forth on Section 3.14(c) of the Company Disclosure Letter, no such Intellectual Property Rights are involved in any interference, reissue, reexamination, opposition, cancellation or similar Action and, to the Knowledge of the Company, no such Action is threatened with respect to any such Intellectual Property Rights.
     Section 3.15 Environmental Laws.
          (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries comply and have in the past five years complied with all applicable Environmental Laws, and possess and comply, and have complied, with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries under any applicable Environmental Laws; and (iii) the Company has not received any notification alleging that it is liable, or request for information, pursuant to any applicable Environmental Law, including with respect to any release, threatened release of, or exposure to, any Materials of Environmental Concern at any location. Except as has not been and would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company, and no penalty has been assessed within the past five years against the Company or any of its Subsidiaries, in each case with respect to any matters relating to or arising out of any Environmental Laws.
          (b) Without limiting the generality of Section 3.15(a), and except as has not been and would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) any asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility now or, to the Knowledge of the Company, previously owned, leased or operated primarily by the Company or any of its present or past Subsidiaries, is in good repair according to the current standards and practices governing such material, does not create any liability (including the costs of required remediation) under any, applicable Environmental Law, and its presence or condition does not violate any currently applicable Environmental Law; (ii) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries contained asbestos or asbestos-containing material; (iii) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no Action is pending or, to the Knowledge of the Company, threatened by any Person against, the Company or any of its Subsidiaries that are premised on exposure to asbestos or asbestos-containing material, whether or not related to products manufactured or distributed or sold by the Company or any of its present or past Subsidiaries; (iv) there are no, and there is no condition, situation or set of circumstances that could reasonably be expected to result in, liabilities of or relating to the Company or any of its Subsidiaries relating to or arising out of exposure of any Person to asbestos or asbestos-containing material, whether or not related to products manufactured or distributed or sold by the Company or any of its present or past Subsidiaries; and (v) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility now or, to the Knowledge of the Company, previously owned, leased or operated primarily by the Company or any of its present or past Subsidiaries does not create any liability (including the costs of required remediation) under any applicable Environmental Law.
          (c) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.6(b), Section 3.7 and this Section 3.15 are the only representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.
     Section 3.16 Taxes.
          (a) Except as set forth in Section 3.16 of the Company Disclosure Letter, the Company and each of its Subsidiaries has timely filed (or there has been timely filed with respect to it) all material Tax Returns required to be filed and has timely paid (or there has been timely paid with respect to it) all Taxes shown thereon as due and owing and all other Taxes required to be paid. All such Tax Returns were correct and complete in all material respects.
          (b) No audit or other proceeding with respect to any material Taxes of the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes of the Company or any of its Subsidiaries.
          (c) Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.
          (d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing, Tax indemnity or similar agreement.
          (e) The Company and each of its Subsidiaries has withheld and remitted all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party, and has otherwise complied, in all material respects, with all Laws relating to withholding.
          (f) There are no material Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable.
          (g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6

(or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.
          (h) During the three-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.
          (i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
          (j) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries through the date of such Company Financial Statements.
     Section 3.17 Opinions of Financial Advisors. The Company Board has received the opinion of each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC dated as of the date the Company Board approved this Agreement, to the effect that, as of such date and subject to certain assumptions, qualifications, limitations and other matters set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to this Agreement is fair to such holders from a financial point of view.
     Section 3.18 Brokers or Finders. Except for Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, no agent, broker, investment banker, financial advisor, finder or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment from the Company or any of its Subsidiaries in connection with any of the Transactions.
     Section 3.19 State Takeover Statutes. The adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 912 of the NYBCL, and, to the extent applicable, the provisions of Article Eleventh of the Company’s Restated Certificate of Incorporation and, to the Knowledge of the Company, any other potentially applicable anti-takeover or similar statute or regulation.
     Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c), neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, and for the avoidance of doubt, neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to “Information” as defined in and delivered under the Confidentiality Agreement, dated August 4, 2011, between the Company and Parent (the “Confidentiality Agreement”).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Except as set forth in the letter from Parent, dated the date hereof, addressed to the Company (the “Parent Disclosure Letter”) or in the forms, reports, schedules, statements and other documents filed by Parent with the SEC under the Exchange Act or the Securities Act, and publicly available, after January 1, 2011 and prior to the date of this Agreement (excluding any forward-looking statements, risk factors and other similar statements in such forms, reports, schedules, statements and other documents that are cautionary, nonspecific or predictive in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:
     Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals has not had and would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions. Parent owns all of the issued and outstanding capital stock of the Merger Sub.
     Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief. No vote or approval of the stockholders of Parent is required in connection with the execution, delivery or performance by Parent and Merger Sub of their obligations hereunder or for the consummation of the Merger (including pursuant to the requirements of the New York Stock Exchange).
     Section 4.3 Consents and Approvals; No Violations.
          (a) Except for (i) the filing of the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, and (ii) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Exchange Act, (B) the Securities Act, (C) the rules and regulations of the New York Stock Exchange, and (D) the HSR Act and any other Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.
          (b) The execution and delivery of this Agreement by Parent or Merger Sub and the consummation by Parent or Merger Sub of the Transactions, and compliance by Parent or Merger Sub with any of the terms or provisions hereof, do not and will not (i) contravene or conflict with or violate any provision of the organizational documents of Parent or Merger Sub or of any of their respective Subsidiaries, (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, contravene, conflict with or violate any Order or Law binding upon or applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of either Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract binding upon either Parent or Merger Sub or any of their respective Subsidiaries, or by which they or any of their respective properties or assets may be bound or affected, or any license, franchise, permit or other authorization held by Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.
     Section 4.4 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) is, and at no time during the last five years has Parent or any of its Subsidiaries (including Merger Sub) been, an “interested shareholder” of the Company as defined in Section 912 of the NYBCL. Except as set forth in Section 4.4 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).
     Section 4.5 Information in Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent in this Section 4.5 with respect to statements made or incorporated by reference therein based on information supplied by any other Person that is included in the Proxy Statement.

     Section 4.6 Availability of Funds. As of the Closing Date, Parent shall have or have immediately available to it, sufficient funds to pay the Merger Consideration in respect of all of the then outstanding Shares, pay all other cash amounts payable pursuant to Article II, and pay all fees, expenses and other amounts payable by the Company and its Subsidiaries in connection with the Merger. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of financing. Simultaneously with the execution and delivery of this Agreement, Parent has made available to the Company a true and correct copy of the commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association, HSBC Securities (USA) Inc., HSBC Bank plc, dated as of the date hereof (the “Financing Commitment”). As of the date of this Agreement, the Financing Commitment is in full force and effect and is a valid and binding obligation of Parent and, to the Knowledge of the Parent, the other parties thereto, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief. As of the date of this Agreement, the Financing Commitment has not been amended or otherwise modified in any respect. As of the date of this Agreement, to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of any of Parent or Merger Sub under the Financing Commitment.
     Section 4.7 No Prior Activities. Except in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
     Section 4.8 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or, to the Knowledge of Parent, any officer, director or employee of Parent or Merger Sub in such capacity, which would, individually or in the aggregate, prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement. Neither Parent nor Merger Sub is a party or subject to or in default under any Order which would prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.
     Section 4.9 No Vote of Parent Stockholders. Except for the adoption of the plan of merger (as such term is used in the NYBCL) contained in this Agreement by Parent as the sole stockholder of Merger Sub, no vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise), is required by any applicable Law, the certificate of incorporation or bylaws of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the Merger.
     Section 4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, in the Parent Disclosure Letter or in the certificate referenced in Section 7.3(c), neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates. Parent and Merger Sub acknowledge that neither the Company nor its Affiliates and/or other Persons on behalf of the Company are making any representation or warranty regarding financial projections or other financial forecasts of the Company; it being agreed that the foregoing is not intended to limit or modify in any respect any representation or warranty made by the Company in Article III, in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c).
ARTICLE V
COVENANTS
     Section 5.1 Interim Operations of the Company. Except (a) as expressly required by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent shall not be unreasonably withheld or delayed with respect to clauses (vi) and (vii) of this Section 5.1, the Company agrees that:
          (i) the Company and its Subsidiaries will conduct business only in the ordinary course of business consistent with past practice and use their reasonable best efforts to preserve intact their business organizations, assets and lines of business, keep available the services of their present officers and key employees and preserve intact their relationships with third parties, including customers and suppliers;
          (ii) the Company will not amend its Restated Certificate of Incorporation or By-Laws and the Company’s Subsidiaries will not amend their certificate of incorporation, bylaws or other comparable charter or organizational documents;
          (iii) neither the Company nor any of its Subsidiaries will (A) except for the Company’s regular quarterly cash dividend in respect of Company Common Stock consistent with past practice (including with respect to the timing thereof) and not in excess of $0.29 per share, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, (B) issue, sell, transfer, pledge, dispose of or encumber or agree to issue, sell, transfer, pledge, dispose of or encumber any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries (including treasury stock), other than in respect of             shares of Company Common Stock issued pursuant to the exercise of Options outstanding immediately prior to the date of this Agreement, (C) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries;
          (iv) except as required by applicable Law or as required under the terms of any Company Plan immediately prior to the date of this Agreement, the Company will not and will not permit its Subsidiaries to (A) increase or agree to increase the compensation payable or to become payable to any current or former officers, directors, employees or consultants of the Company or any of its Subsidiaries or pay any amount not required to be paid, except (x) for increases in annual base salaries in the ordinary course of business consistent with past and competitive markets practices, in an amount not to exceed 5% of such annual base salaries in effect immediately prior to the date hereof in the aggregate, or (y) in connection with the assumption by an officer or employee of the Company who is not a senior executive of the Company of materially new or additional material responsibilities and provided that the amounts so granted, combined with such officer’s or employee’s existing compensation and benefits, shall not exceed the aggregate amount of compensation of a similarly situated officer or employee, (B) accelerate, amend or change the period of exercisability or vesting of options, stock purchase rights, restricted stock or other stock-based awards granted under the Company Stock Plans, or authorize cash payments in exchange for any options, stock purchase rights, restricted stock or other stock-based awards granted under the Company Stock Plans; (C) grant any new rights to severance or termination pay to, or enter into any new rights to employment or severance contracts with, any employees or officers; (D) establish, adopt, enter into or materially amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council; (E) establish, adopt, enter into, materially amend or terminate any Company Plan or any plan, contract, policy or program that would be a Company Plan if in effect as of the date hereof (except for any amendments expressly permitted by clauses (A) or (C) of this subsection (iv)); or (F) fund (or agree to fund) any compensation or benefits under any Company Plan, including through a “rabbi” or similar trust;
          (v) neither the Company nor any of its Subsidiaries will (A) incur or assume any Indebtedness for borrowed money other than under the existing revolving credit facilities of the Company set forth on Section 5.1(v) of the Company Disclosure Letter or (B) except in the ordinary course of business consistent with past practice, (x) incur or assume any other form of Indebtedness, (y) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or (z) make any loans, advances or capital contributions to, or investments in, any other Person;
          (vi) neither the Company nor any of its Subsidiaries will (i) make, commit to make or authorize any capital expenditure or research and development expenditure, other than capital expenditures and research and development expenditures contemplated by the Company’s existing capital budget, a true and correct copy of which has been furnished to Parent or (ii) announce or implement any restructuring programs or transactions that would qualify as an exit or disposal activity under FASB Accounting Standards Codification Topic 420, including any programs or transactions that would, individually or in the aggregate, qualify as a restructuring as defined under International Account Standard (IAS) No. 37, other than as contemplated by such existing capital budget;
          (vii) neither the Company nor any of its Subsidiaries will (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of (x) Actions or other claims, liabilities or obligations reflected or reserved against in the Company Financial Statements (or the notes to the Company Financial Statements), in the case of this clause (x), in each case not materially in excess of the amount reflected or reserved in respect of such right, claim, liability or obligation, provided that any such amount in excess of the applicable amount reflected or reserved shall be counted toward and reduce the limits set forth in clause (y) below, or (y) claims, liabilities or obligations incurred since the date of the Company Financial Statements in the ordinary course of business consistent with past practice that involve amounts not to exceed (in excess of recovered third party insurance proceeds) $5,000,000 individually or $25,000,000 in the aggregate, in either case of clause (x) or clause (y), without the imposition of injunctive or other equitable relief on, or the admission of wrongdoing or a nolo contendere or similar plea by, the Company or any of its Subsidiaries or (B) waive any claims of substantial value;
          (viii) neither the Company nor any of its Subsidiaries will change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law;
          (ix) neither the Company nor any of its Subsidiaries will (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) acquire, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any assets, other than, in the case of this clause (C), acquisitions of raw materials and inventory and sales of inventory in the ordinary course of business consistent with past practice, (D) take or omit to take any action that would cause any material Intellectual Property Rights, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 5.1 or (E) enter into a joint venture or partnership or similar third-party business enterprise;
          (x) neither the Company nor any of its Subsidiaries will enter into any Contract which would have been a Material Contract under clauses (iv), (x), (xiii)(A), (xiv) (to the extent any such “change of control” or similar provision would be implicated by the Merger) or (xv) of Section 3.9(a) if entered into prior to the date hereof, or amend or terminate any such Material Contract in any material respect, or grant any release or relinquishment of any material rights under, or renew, any such Material Contract;
          (xi) neither the Company nor any of its Subsidiaries will make, change or revoke any material Tax election; settle or compromise any material Tax liability or refund; enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law); agree to any adjustment of any material Tax attribute; change any method of Tax accounting or Tax period; file any claim for a material refund of Taxes; execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes; file any material amended Tax Return; or request any material Tax ruling;
          (xii) except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to Section 5.2 (and in such case only in accordance with the terms of Section 5.2), neither the Company nor any of its Subsidiaries will take any action to exempt or make any Person (other than Parent) or action (other than the transactions contemplated by this Agreement) not subject to the provision of Section 912 of the NYBCL or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Article Eleventh of the Company’s Restated Certificate of Incorporation; and
          (xiii) neither the Company nor any of its Subsidiaries will enter into an agreement, Contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.
          Subject to compliance with applicable Law, from the date hereof until the Effective Time, the Company shall confer on a regular and frequent basis with one or more representatives of Parent to report on the general status of ongoing operations; provided, that nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law.
     Section 5.2 No Solicitation by the Company.
          (a) Except as expressly permitted by this Section 5.2, the Company shall and shall cause each of its Subsidiaries and its and their respective officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) to : (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal, and immediately instruct any Person (and any of such Person’s Representatives) in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating such information and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) other than informing Persons of the provisions contained in this Section 5.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or (C) approve, recommend or enter into, or propose to approve recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.2 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party and (ii) the Company shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.
          (b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time from and after the date of this Agreement and prior to obtaining the Shareholder Approval, the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any Person, under circumstances not involving any breach of this Section 5.2, if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly through its Representatives, (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Company Takeover Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal regarding such Company Takeover Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (including standstill restrictions).
          (c) The Company shall promptly (and in no event later than 24 hours after receipt) notify (which notice shall be provided orally and in writing and shall identify the Person making the Company Takeover Proposal and set forth the material terms thereof) Parent after receipt of any Company Takeover Proposal, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. Without limiting the foregoing, the Company shall keep Parent reasonably informed of any material developments, discussion or negotiations regarding any Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal) on a prompt basis (and in any event within 24 hours) and upon the request of Parent shall apprise Parent of the status of such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.
          (d) Except as expressly permitted by this Section 5.2(d) or, in the case of the following subclauses (i)(A) and (i)(B) only, Section 5.2(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent or similar document, agreement, commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) or (iii) terminate this Agreement pursuant to Section 8.1(c). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(c), if, after receiving a bona fide, unsolicited Company Takeover Proposal, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) in light of such Company Takeover Proposal, the failure to so make a Company Adverse Recommendation Change or to so terminate this Agreement pursuant to Section 8.1(c), respectively, would reasonably be likely to be a violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law, and (y) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(c), (1) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments (including Redacted Fee Letters) relating thereto and a written summary of the material terms of any Company Superior Proposal not made in writing, including with respect to any financing commitments (including Redacted Fee Letters) relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed were to be given effect, and (4) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the five calendar day period notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (I) three Business Days and (II) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time the Company shall be required to comply with the requirements of this Section 5.2(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 5.2; and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1 and, as a condition precedent to any such Company termination, the Company shall have paid Parent the applicable Termination Fee in accordance with Section 8.2(b) prior to or concurrently with such termination.
          (e) Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Change of Recommendation”), if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to make such Change of Recommendation would reasonably be likely to be a violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that such action shall not be in response to a Company Takeover Proposal or a Company Superior Proposal (which is addressed under Section 5.2(d)) and prior to taking such action, (i) the Company Board has given Parent at least five calendar days’ prior written notice of its intention to make such Change of Recommendation and a reasonable description of the Intervening Event that serves as the basis of such Change of Recommendation, (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Change of Recommendation, (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Change of Recommendation would nevertheless reasonably be likely to be a violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law if the revisions proposed were to be given effect and (iv) in the event of each and every change to the material facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above of this proviso and a new notice period under clause (i) of this proviso shall commence (except that the five calendar day period notice period referred to in clause (i) above of this proviso shall instead be equal to the longer of (x) three Business Days and (y) the period remaining under the notice period under clause (i) of this proviso immediately prior to the delivery of such additional notice under this clause (iv)) during which time the Company shall be required to comply with the requirements of this Section 5.2(e) anew with respect to such additional notice, including clauses (i) through (iv) above of this proviso.
          (f) Nothing contained in this Section 5.2 or in Section 6.6 shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other similar disclosure to the Company’s shareholders if, in the Company Board’s determination in good faith after consultation with outside counsel, the failure so to disclose would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law or its obligations under applicable federal securities Law; provided, that any such position or disclosure (other than a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.1 Preparation of Proxy Statement.
          (a) As soon as reasonably practicable after the date of this Agreement, the Company shall file with the SEC the Proxy Statement. The Company will use reasonable efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as and to the extent required by applicable federal securities Laws. Subject to Section 5.2(d) and Section 5.2(e), the Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to obtain the Shareholder Approval.
          (b) Parent and Merger Sub will provide for inclusion or incorporation by reference in the Proxy Statement all reasonably required information relating to Parent or its Affiliates. Parent and its counsel shall be given the opportunity to review and comment on the Proxy Statement before it is filed with the SEC, and the Company will use it reasonable efforts to incorporate any such comments of Parent and/or its counsel prior to such filing. In addition, the Company will provide Parent and its counsel, in writing, any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments. The Company will respond promptly to any such comments from the SEC or its staff, and will use it reasonable efforts to incorporate any reasonable comments of Parent and/or its counsel prior to such response.
          (c) Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares (and will use it reasonable efforts to incorporate any reasonable comments of Parent and/or its counsel prior to such filing and dissemination), in each case as and to the extent required by applicable federal securities Laws.
Section 6.2 Shareholders Meeting.

          (a) The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the New York Stock Exchange to duly call, set a record date for, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Special Meeting”) as promptly as practicable for the purpose of considering and taking action upon the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Special Meeting without Parent’s consent; provided that without Parent’s consent, the Company may adjourn or postpone the Special Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Special Meeting or (ii) if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting. Notwithstanding any Company Adverse Recommendation Change or Change in Recommendation, unless this Agreement shall have been terminated in accordance with its terms, the Company shall (x) submit this Agreement to the shareholders of the Company as promptly as practicable for the purpose of obtaining the Shareholder Approval at the Special Meeting and (y) not submit any Company Takeover Proposal for approval by the shareholders of the Company.
          (b) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and controlled Affiliates in favor of the adoption of this Agreement.
     Section 6.3 Reasonable Best Efforts.
          (a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the other parties’ conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any Governmental Entity responsible for or having jurisdiction over antitrust, competition, trade regulation, foreign investment and/or national security or defense matters) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing.

          (b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity, including by working cooperatively in connection with any sales, divestitures or dispositions of assets or businesses if and to the extent undertaken pursuant to the provisions of this Section 6.3. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of material oral communications, advise the other party orally of) any communication from any Governmental Entity regarding any of the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. Neither party shall participate in any meeting with any Governmental Entity in connection with this Agreement and the Transactions (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section as “outside counsel/corporate in-house antitrust counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and will not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 6.3(b) may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the parties hereto shall use reasonable best efforts to effect such transfers.
          (c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than fifteen Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall use reasonable best efforts to file, as promptly as practicable, any other filings and/or notifications under applicable Antitrust Laws. In the event that the parties receive a request for information or documentary materials following the HSR Act filing (a “Second Request”) and/or the Transactions are subject to “Second Phase” review following any filing, notice, petition, statement, registration, submission of information, application or similar filing required by any other Antitrust Law or by any Governmental Entity responsible for or having jurisdiction over antitrust, competition, trade regulation, foreign investment and/or national security or defense matters (a “Second Phase Information Request”), the parties will use their respective reasonable best efforts to respond to such Second Request and/or Second Phase Information Request, as applicable, as promptly as possible or as otherwise instructed by Parent pursuant to Section 6.3(f) and counsel for both parties will closely cooperate during the entirety of any such Second Request review process and/or Second Phase Information Request process, as the case may be.
          (d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign or supranational Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that provide for review of foreign investment and/or national security or defense matters (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws, each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3(d) shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii), so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 6.3(d). Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.
          (e) The parties shall take all actions necessary to avoid or eliminate each and every impediment under any Antitrust Laws so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of the Company, Parent and their respective Subsidiaries and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of the Company, Parent and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction, in any Action under any Antitrust Laws, which would otherwise have the effect of preventing the Closing, and in that regard Parent and, if requested by Parent, the Company shall (but if not so requested by Parent shall not) agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent’s, the Company’s or their respective Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries; provided, however, that any such action shall be conditioned upon the consummation of the Merger, and notwithstanding anything to the contrary set forth in this Agreement, Parent shall not be required to take, or agree or commit to take, any such action, or agree or commit to, or effect, any such other matter, described in clauses (i) or (ii) above that, in the reasonable judgment of Parent, would constitute or reasonably be expected to result in the sale, divestiture or disposal of, or the holding separate of or direct or indirect operational or ownership restrictions on, businesses, product lines or assets of the Company, Parent or their respective Subsidiaries having or generating revenues (including for both Parent and its Subsidiaries and the Company and its Subsidiaries) for the fiscal year ended December 31, 2010 in excess of $900 million in the aggregate (an “Unacceptable Condition”), for the sake of clarity, it being understood that any revenues of the Company from the Aero Engine Controls joint venture, as constituted on the date hereof, shall be excluded for purposes of this calculation if the Company’s interest in such joint venture is sold pursuant to a contractual obligation of the Company existing as of the date hereof.
          (f) Notwithstanding anything to the contrary contained herein, the parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.3.
     Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement or in the Company Disclosure Letter to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (ii) any condition to the Merger to be unsatisfied in any material respect at the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice. The Company and Parent shall each promptly notify the other of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions. The Company and Parent shall each promptly notify the other of any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the Transactions.
     Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to (a) provide, and shall cause its Subsidiaries to provide, Parent and its Representatives, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, Contracts, commitments, personnel and records and (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations; and (b) request its and its Subsidiaries’ respective Representatives to cooperate with Parent with respect to the foregoing; provided that nothing in this Agreement shall require the Company or any of its Subsidiaries to disclose any information to Parent or its Representatives that would cause a violation of any material Contract to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to the Company or any of its Subsidiaries, or would constitute a violation of applicable Laws; provided, further that (x) no investigation of the Company’s business shall affect any representation or warranty given by the Company hereunder, in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c), or otherwise limit or affect the remedies available under this Agreement to Parent and (y) competitively sensitive material (reasonably designated by the Company as such) may be provided in accordance with the procedures set forth in Section 6.3(b). Parent shall and shall cause Parent’s controlled Affiliates and Representatives to keep confidential any non-public information received from the Company, its Affiliates or Representatives, directly or indirectly, pursuant to this Section 6.5 in accordance with the Confidentiality Agreement.
     Section 6.6 Publicity. The initial press release with respect to the Merger shall be a joint press release, to be agreed upon by Parent and the Company. Thereafter, neither the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consent of the other party (or without giving such other party the opportunity to review and comment on such press release or other announcement), except as such party reasonably believes, after receiving the advice of outside counsel and after informing the other party, is required by Law or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, in which event, such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement.
     Section 6.7 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under the NYBCL, honor the Company’s obligations existing immediately prior to the date of this Agreement to indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries and each such individual who served at the request of the Company or its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise other than the Company or a Subsidiary thereof (collectively, the “Indemnified Parties”), in accordance with the terms of the Company’s Restated Certificate of Incorporation and By-laws and all indemnification agreements with Indemnified Parties, in each case in effect immediately prior to the date hereof.
          (b) Prior to the Closing, the Company shall purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy, providing, for a period of six years after the Effective Time, the Company’s current and former directors and officers (as defined to mean those persons insured under the Company’s existing officers’ and directors’ liability insurance policy) with insurance and indemnification policy coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy

(including that such purchase does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time); provided, however, that the Company shall not pay an aggregate amount for the D&O Insurance in excess of 300 percent of the current aggregate annual premium paid by the Company for the existing policy, but in such case shall purchase such coverage under a six-year “tail” prepaid policy as shall then be available at an aggregate cost no greater than 300 percent of such rate). From and after the Effective Time, Parent shall continue to honor its obligations under the D&O Insurance and shall not cancel nor take any action or omit to take any action that would result in the cancellation thereof.
          (c) The certificate of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Restated Certificate of Incorporation and By-Laws of the Company, which provisions shall not be amended, modified or otherwise repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of any individual who at the Effective Time is an Indemnified Party, unless such modification is required after the Effective Time by Law and then only to the minimum extent required by such Law.
          (d) The rights of each Indemnified Party under this Section 6.7 shall be in addition to any rights such individual may have under the Restated Certificate of Incorporation and By-Laws (or other governing documents) of the Company and any of its Subsidiaries, under the NYBCL or any other applicable Laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.
          (e) In the event that the Parent or Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.7.
     Section 6.8 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of its obligations under or related to this Agreement.
     Section 6.9 Employee Matters.
          (a) From and after the Effective Time, Parent and the Surviving Corporation shall honor all Company Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the date of this Agreement (or as amended as contemplated or permitted hereby or with the prior written consent of Parent). For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each current employee of the Company and its Subsidiaries who is not subject to a collective bargaining agreement (the “Company Employees”), for so long as such employee remains employed by Parent or its Subsidiaries, compensation and benefits (excluding equity compensation) which, in the aggregate, are substantially equivalent to the compensation and benefits (excluding equity compensation), in the aggregate, provided to such Company Employee immediately before the Effective Time; provided that the foregoing obligation may be satisfied through participation and coverage following the Effective Time in Parent’s or its

Subsidiaries’ (as applicable) compensation and benefit plans, programs, policies and arrangements as in effect from time to time, it being understood that the Company Employees may commence participating in the plans of Parent and its Subsidiaries on different dates following the Effective Time with respect to different plans of Parent and its Subsidiaries. For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each current employee of the Company and its Subsidiaries (other than those who are party to a Management Continuity Agreement, whose rights shall be governed by the terms of such agreements, and those who are covered by a collective bargaining agreement, whose rights shall be governed by the applicable bargaining agreement) who following the Effective Time suffers a qualifying termination of employment under the terms and conditions of the severance arrangement of the Company and its Subsidiaries applicable to such employee as in effect on the date hereof (taking into account such Company Employee’s service as required pursuant to Section 6.9(b) below), and thereafter, Company Employees shall be eligible for severance benefits under the severance arrangements applicable to similarly situated employees of Parent or its Subsidiaries as they may maintain such plans from time to time.
          (b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan or the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time (and to the extent there is not a similar employee benefit plan of the Company or its Subsidiaries, service as recognized for purposes of the Company’s 401(k) Plan); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or where prior service is not credited for similarly situated employees of Parent or its Subsidiaries or with respect to frozen or grandfathered plans of Parent or its Subsidiaries. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans that are welfare benefit plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”) other than limitations or waiting periods that would have been in effect with respect to such Company Employee immediately prior to the Effective Time; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

          (c) Without limiting the generality of the foregoing, the Company, Parent and the Surviving Corporation, and their respective Subsidiaries and Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 6.9(c) of the Company Disclosure Letter.
          (d) Prior to the Effective Time, the Company shall take all such action necessary (if any) to ensure that no “rabbi” or similar trust maintained by the Company or its Subsidiaries is required to be funded as a result of the transactions contemplated by this Agreement.
          (e) Nothing in this Section 6.9 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan. The provisions of this Section 6.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.9, express or implied, shall confer upon any Covered Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Company Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Company Plan.
     Section 6.10 Parent Approval. As promptly as practicable following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 903 of the NYBCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.
     Section 6.11 Financing Cooperation.
          (a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, provide such reasonable cooperation in connection with any financing by Parent or any of its Subsidiaries in connection with the Transactions as may be reasonably requested by Parent, Merger Sub or their Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, upon request (i) furnish the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any additional financial statements, schedules or other financial data relating to the Company and its Subsidiaries reasonably requested by Parent as may be reasonably necessary to consummate any such financing, including any pro forma financial statements required pursuant to the Securities Act in connection with any such financing; (iii) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s auditors in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with Parent’s preparation of business projections, financing documents and offer materials; (v) obtain the cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions and other services; (vi) provide information, documents, authorization letters, opinions and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the financing or necessary or desirable to permit Parent to fulfill conditions or obligations under the financing documents, provided that such agreements entered into shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent; (viii) use commercially reasonably efforts to ensure that the syndication efforts benefit materially from the existing banking relationships of the Company and its Subsidiaries, (ix) permit Parent’s reasonable use of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use), (x) participate in meetings and presentations with prospective lenders and investors, as applicable (including the participation in such meetings of the Company’s senior management), (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals, and (xii) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed Parent financing (and not permit any such offering, placement or arrangements to occur on its behalf).
          (b) The Company shall use all reasonable best efforts to (i) obtain customary payoff letters from third-party lenders and trustees with respect to the indebtedness of the Company and its Subsidiaries specified by Parent to the Company no later than ten Business Days prior to the Effective Time and (ii) deliver or cause to be delivered such payoff letters to Parent at the Effective Time. At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the credit facilities requested by Parent to be so terminated, if and to the extent such facilities are specified by Parent to the Company no later than ten Business Days prior to the Effective Time, and all related contracts to which the Company or any of its Subsidiaries is a party and (y) cause to be released any Encumbrances on its assets relating to such terminated credit facilities.
          (c) Notwithstanding anything in this Section 6.11 to the contrary, in fulfilling its obligations pursuant to this Section 6.11, (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and the Company Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives). All non-public or otherwise confidential information regarding the Company obtained by Parent or the Parent Representatives pursuant to this Section 6.11 shall be “Information” as defined in and delivered under the Confidentiality Agreement; provided that the parties acknowledge and agree that a

“Representative” for purposes of this Section 6.11 and the Confidentiality Agreement shall mean any director, officer, employee, agent, lender or other debt financing source, any underwriter, initial purchaser or placement agent in respect of debt or equity securities offerings by Parent or its Subsidiaries, or other representative, including any accountant, attorney, financial advisor or consultant, as well as Representatives of any of the foregoing.
          Section 6.12 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Action against the Company and/or its directors or officers relating to the Transactions. The Company agrees that it shall not settle or offer to settle any Action against the Company and/or any of its directors or officers relating to the Transactions, without first consulting with Parent.
          Section 6.13 Takeover Statutes. If any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, the Company and the Company Board shall grant such approvals and take all such actions as are legally permissible under such statute or regulation so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act under such statute or regulation to eliminate or minimize the effects of any such statute or regulation on the Transactions.
ARTICLE VII
CONDITIONS
     Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent and Merger Sub to the extent permitted by applicable Law:
          (a) Shareholder Approval. The Shareholder Approval shall have been obtained.
          (b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and (ii) all other filings with or permits, authorizations, consents and approvals of or expirations of waiting periods imposed pursuant to any other applicable Antitrust Laws required to consummate the Merger shall have been obtained or filed or shall have occurred.
          (c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction, or any other Governmental Entity, or other legal restraint or prohibition shall be in effect preventing or prohibiting the consummation of the Merger (collectively, “Restraints”).
     Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver by Parent and Merger Sub, on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2, Section 3.4(a) and Section 3.19 shall be true and correct in all respects (except for any de minimis inaccuracy) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of the Company set forth herein shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this subclause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.
          (b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.
          (c) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer and chief financial officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.
          (d) Certain Actions. There shall not be instituted or pending any Action by any Governmental Entity (i) seeking an Order that would result in, or would reasonably be expected to result in, an Unacceptable Condition or (ii) that would reasonably be expected to result in any Restraint.
          (e) No Material Adverse Effect. Since January 1, 2011, there shall not have been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of Parent contained in Section 4.2 shall be true and correct in all respects (except for any de minimis inaccuracy) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of Parent and Merger Sub set forth herein shall be true and correct in all respects (without giving effect to any materiality or “material adverse effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this subclause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.
          (c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer (or chief legal officer in the case of Parent) and chief financial officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
ARTICLE VIII
TERMINATION
     Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Shareholder Approval):
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by either Parent or the Company if:
          (i) the Merger has not been consummated on or before September 21, 2012 (the “Outside Date”); provided, however, that if, on the Outside Date, any of the conditions to the Closing set forth in Section 7.1(b), Section 7.1(c) (to the extent any such Restraint is in respect of an Antitrust Law) or Section 7.2(d) (in the case of clause (ii) thereof, to the extent any such Restraint would be in respect of an Antitrust Law) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be extended to March 21, 2013, and such date shall become the Outside Date for purposes of this Agreement; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall have used all reasonable best efforts to cause the conditions in Section 7.1(b) and Section 7.1(c) to be satisfied, in each case, to the extent required by and subject to Section 6.3;
          (ii) (x) any Governmental Entity that must grant a permit, authorization, consent, approval, expiration or termination required by Section 7.1(b) shall have denied such grant and such denial has become final and non-appealable or (y) a permanent injunction or other Order which is final and nonappealable shall have been issued or taken preventing or prohibiting consummation of the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used all reasonable best efforts to obtain such permit, authorization, consent, approval, expiration or termination, or to prevent the entry of such permanent injunction or other Order as applicable, in each case, to the extent required by and subject to Section 6.3; or

     (iii) if the Special Meeting (including any adjournments and postponements thereof in accordance with Section 6.2) shall have concluded without the Shareholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;
          (c) by the Company prior to the receipt of the Shareholder Approval, in order to concurrently enter into a definitive agreement with respect to a Company Superior Proposal; provided that the Company shall have complied with Section 5.2 and shall have paid or shall concurrently pay to Parent the Termination Fee under Section 8.2(b);
          (d) by Parent, if:
     (i) the Company Board shall have made a Company Adverse Recommendation Change or a Change of Recommendation; or
     (ii) the Company shall have breached its obligations under Section 5.2 in any material respect;
          (e) by Parent, if the Company breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) cannot be cured by the Outside Date, or, if capable of being cured by the Outside Date, shall not have been cured within 30 calendar days after written notice thereof shall have been received by the Company (provided that Parent is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement); or
          (f) by the Company, if Parent or Merger Sub breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) cannot be cured by the Outside Date, or, if capable of being cured by the Outside Date, shall not have been cured within 30 calendar days after written notice thereof shall have been received by the Company (provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement).
     A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and/or all available provisions in this Section 8.1 for any such termination.
     Section 8.2 Effect of Termination.
          (a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that (i) if such termination shall result from a willful and material breach of this Agreement by any party, such party shall not be relieved of any liability to the other parties as a result of such willful and material breach; and (ii) this Section 8.2, Article IX,

Article X, the provisions of the last sentence of Section 6.5, and the provisions of the Confidentiality Agreement shall survive such termination. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.
          (b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d), (ii) by the Company pursuant to the provisions of Section 8.1(b)(i) and, at the time of such termination, (A) the Shareholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 8.1(d), (iii) by the Company pursuant to the provisions of Section 8.1(c) or (iv) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii) and, in the case of this clause (iv), (x) prior to such termination a Company Takeover Proposal shall have been publicly announced or shall have become publicly known (or, in the case of a termination pursuant to the provisions of Section 8.1(b)(i), otherwise made known to the Company Board) and shall not have been withdrawn and (y) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iv)(y), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 20% shall be deemed references to 40%), the Company shall pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (2) in the case of clause (ii) or (iii) of this Section 8.2(b), prior to or concurrently with such termination, and (3) in the case of clause (iv) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $500,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 8.2(b), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 8.2(b) (and any amounts payable under Section 8.2(d)), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(b), except in the case of a willful and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, as the case may be, in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion.
          (c) If Parent shall terminate this Agreement pursuant to Section 8.1(e), then the Company shall reimburse Parent, up to an aggregate of $50 million, for all of the documented out-of-pocket fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (ii) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Merger Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 9.3.
          (d) The Company acknowledges that the agreements contained in Section 8.2(b) and Section 8.2(c) are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b) or Section 8.2(c), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced by or against Parent and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 2%.
ARTICLE IX
MISCELLANEOUS
     Section 9.1 Amendment and Waivers. Subject to applicable Law, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing, whether before or after adoption of this Agreement by the shareholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
     Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
     Section 9.3 Expenses. Subject to Section 8.2(c) and Section 8.2(d), all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses, except that the filing fees in respect to filings made pursuant to the HSR Act and all other Antitrust Laws shall be shared equally by Parent and the Company.
     Section 9.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:
(a)	if to Parent or Merger Sub, to:
Charles D. Gill
Senior Vice President and General Counsel
One Financial Plaza
Hartford, Connecticut 06103
Telephone No.: (860) 728-7000
Facsimile No.: (860) 728-7979
Email: charles.gill@utc.com
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone No.: (212) 403-1200
Facsimile No.: (212) 403-2200
Email: mlipton@wlrk.com; jrcammaker@wlrk.com
Attention: Martin Lipton, Esq.
                 Joshua Cammaker, Esq.

(b)	if to the Company, to:
Terrence G. Linnert
Executive Vice President, Administration and General
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217
Telephone No.: (704) 423-7000
Facsimile No.: (704) 423-7011
Email: terry.linnert@goodrich.com
Attention:
with a copy to:
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone No.: (216) 586-3939
Facsimile No.: (216) 579-0212
Email: lgganske@jonesday.com; jpdougherty@jonesday.com
Attention: Lyle G. Ganske, Esq.
                    James P. Dougherty, Esq.
     Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred, and only in accordance with Article II) and (ii) the right of such party on behalf of its security holders to pursue damages in the event of the other party’s willful and material breach of this Agreement. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Shares. Notwithstanding the foregoing, the parties acknowledge and agree that the Financing Sources shall be express third-party beneficiaries of Section 9.8 and the third sentence of Section 9.10. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this

Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
     Section 9.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions (including any Actions against the Financing Sources in connection with the Transactions) shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of law principles of the State of Delaware (except that the procedures of the Merger and matters relating to the fiduciary duties of the Company Board shall be subject to the internal laws of the State of New York).
     Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that each of Parent and Merger Sub may transfer or assign, in whole or from time to time in part, to one or more of its respective wholly owned Subsidiaries, its rights under this Agreement, but any such transfer or assignment will not relieve Parent or Merger Sub, as applicable, of its obligations hereunder. Any attempted assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
     Section 9.10 Consent to Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such matter, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such matter, any Delaware State court sitting in New Castle County, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive in any such proceeding the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond or any other security related to such equitable relief. In addition, each of the parties hereto (a) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transactions (including any Actions against the Financing Sources in connection with the Transactions), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Action relating to this Agreement or the Transactions (including any Actions against the Financing Sources in connection with the Transactions) in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County, and (d) irrevocably waives any and all right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions (including any Actions against the Financing Sources in connection with the Transactions).
ARTICLE X
DEFINITIONS; INTERPRETATION
     Section 10.1 Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:
     “Action” means any claim, action, suit, proceeding, audit, review, inquiry, examination or investigation.
     “Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.
     “Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York or Connecticut are authorized or obligated by Law or Order to close.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Stock Plans” means the Company’s 2011 Equity Compensation Plan (effective April 19, 2011), the Company’s Amended and Restated 2001 Equity Compensation Plan (amended and restated effective April 22, 2008) and the Company’s Preferred Stock Option Plan (effective April 19, 1999), each as may be amended from time to time.
     “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party)

acquiring, directly or indirectly, more than 80% of the outstanding Company Common Stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisor, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Company Takeover Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisor (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the Person making such proposal, and this Agreement), is more favorable to the shareholders of the Company from a financial point of view than the Merger, and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition.
     “Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company, (ii) any inquiry, proposal or offer (including tender or exchange offers) to acquire in any manner, directly or indirectly, more than 20% of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger and the Transactions.
     “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.
     “Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.
     “Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health, including from exposure to Materials of Environmental Concern.
     “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.
     “ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

     “Financing Sources” means any entity that commits to provide debt financing in connection with the Transactions, including the lenders parties to the Financing Commitment or any definitive loan agreement.
     “Indebtedness” of any Person means (a) all indebtedness for borrowed money and (b) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (c) all reimbursement obligations with respect to (i) letters of credit, bank guarantee or bankers’ acceptances or (ii) surety, customs, reclamation or performance bonds (in each case not related to judgments or litigation) other than, in the case of this clause (ii), those entered into in the ordinary course of business consistent with past practice and (d) all guarantees for obligations of any other Person constituting Indebtedness of such other Person.
     “Intellectual Property Rights” means United States or foreign intellectual property, including (i) patents and patent applications, together with all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations and renewals thereof, (ii) trademarks, service marks, logos, trade names, corporate names, trade dress, designs, slogans and general intangibles of like nature, including all goodwill associated therewith, and all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations and renewals in connection therewith, (iii) copyrights and copyrightable works and all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations in connection with any of the foregoing, (iv) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (v) computer software (including source and object codes, databases and related documentation), (vi) technology, trade secrets, confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals, technical data, financial, marketing and business data and pricing and cost information), (vii) uniform resource locators, web site addresses and Internet domain names, and registrations and applications therefor, (viii) moral and economic rights of authors and inventors and (ix) all other proprietary rights whether now known or hereafter recognized in any jurisdiction (in whatever form or medium).
     “Intervening Event” means an event, fact, circumstance or development that occurs after the date of this Agreement that does not relate to a Company Takeover Proposal or to the Transactions and that was not known by the Company Board as of the date of this Agreement, which becomes known by the Company Board prior to the time at which the Shareholder Approval is obtained.
     “IRS” means the Internal Revenue Service.
     “Knowledge” means (i) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the Chairman and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, and the Senior Vice President and General Counsel of Parent and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the Chairman, President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President and General Counsel,

the Segment President of Actuation and Landing Systems, the Segment President of Nacelles and Interior Systems, and the Segment President of Electronic Systems of the Company.
     “Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Entity.
     “Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.
     “Material Adverse Effect” means, with respect to the Company, any event, occurrence, state of facts, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, a material adverse effect on (i) the ability of the Company to consummate the Merger and the other Transactions, or (ii) the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from (A) any changes in general United States or global economic conditions (including securities, credit, financial or other capital markets conditions), except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate, (B) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any such industry, (C) any decline in the market price of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline may be deemed to constitute, and be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (D) any failure, in and of itself, by the Company to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (E) the public announcement of the Merger or any of the other Transactions, (F) any change in Law or GAAP (or authoritative interpretations thereof), except to the extent such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate, (G) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate, or (H) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate.
     “Materials of Environmental Concern” means any hazardous, acutely hazardous, explosive, dangerous, flammable, radioactive or toxic substance, material or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act, which include (i) petroleum, asbestos, or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. “SS” 300.5.
     “Order” means any order, judgment, judicial decision, ruling, injunction (preliminary or permanent), assessment, award, decree or writ of any Governmental Entity.
     “Owned Real Property” means all real property owned by the Company or any Subsidiary of the Company.
     “Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents filed prior to the date hereof, (ii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure obligations to local or state Governmental Entities in connection with the receipt of funds or other benefits from such Governmental Entity relating to capital projects, (iii) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, (iv) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (v) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (vi) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, and (vii) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided, however, that in the case of clauses (iv) through (vii), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, and (viii) as to any Leased Real Property, any Encumbrance on the fee interest of such Leased Real Property.
     “Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, a “group” (as defined under Section 13(d)(3) of the Exchange Act), joint venture, Governmental Entity or other legal entity or organization.
     “Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions, provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.
     “SEC” means the United States Securities and Exchange Commission.

     “Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.
     “Subsidiary” means, with respect to any party, any foreign or domestic Person, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner or (b) at least a majority of the voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.
     “Tax” or “Taxes” means any and all taxes, charges, fees, duties, levies, or other like assessments, including all net income, gross income, gross receipts, franchise, excise, stamp, property, ad valorem, payroll, withholding, social security (or similar), employment, unemployment, occupation, sales, use, service, license, net worth, severance, transfer, recording, premium, customs duties, capital stock, value added, estimated or other taxes, imposed by any Governmental Entity, together with any interest, penalties, additional amounts or additions to tax imposed with respect thereto.
     “Tax Return” or “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns, claims for refund, election or similar statement filed or required to be filed with respect to any Tax.
     Section 10.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning as the word “shall”. The term “or” is not exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
[Signatures on Following Page.]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

UNITED TECHNOLOGIES CORPORATION
By:	/s/ Louis R. Chênevert
	Name:	Louis R. Chênevert
	Title:	Chairman & Chief Executive Officer

CHARLOTTE LUCAS CORPORATION
By:	/s/ Louis R. Chênevert
	Name:	Louis R. Chênevert
	Title:	President

GOODRICH CORPORATION

By:	/s/ Marshall O. Larsen
	Name:	Marshall O. Larsen
	Title:	Chairman, President and Chief Executive Officer

[Signature page to Merger agreement]